EXHIBIT 99.1
     The name of each director and executive officer of Strand is set forth below. The business address of each person listed below is c/o Highland Capital Management, L.P., Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240, except for Mr. Mundassery. The business address for Mr. Mundassery is c/o Highland Capital Management Europe, Ltd., 130 Jermyn Street, London, SW1Y 4UR. Each person identified below is a citizen of the Untied States of America. The present principal occupation or employment of each of the listed persons is set forth below. During the past five years, none of the individuals listed below has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.
Strand Advisors, Inc.
Director:
James D. Dondero
Executive Officers:

President:	James D. Dondero
Executive Vice President:	Mark K. Okada
Secretary:	Michael S. Colvin
Assistant Secretary:	Todd Travers
Assistant Secretary:	Patrick Daugherty
Assistant Secretary:	Appu Mundassery
Treasurer:	Patrick Boyce
Chief Operating Officer:	Michael Pusateri